Pricing Supplement No. 177 (To Product Supplement No. EQUITY ARN-1 dated June 18, 2026, Prospectus Supplement dated February 13, 2026 and Prospectus dated February 13, 2026)	Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-292881 and 333-292881-01

4,667,411 Units $10 principal amount per unit CUSIP No. 95005F762	Pricing Date Settlement Date Maturity Date	September 24, 2026 October 1, 2026 November 26, 2027

Wells Fargo Finance LLC

Accelerated Return Notes® Linked to the Russell 2000® Index

Fully and Unconditionally Guaranteed by Wells Fargo & Company

￭Maturity of approximately 14 months

￭3-to-1 upside exposure to increases in the Index, subject to a capped return of 18.92%

￭1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

￭All payments occur at maturity and are subject to credit risk; if Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment

￭No periodic interest payments or dividends

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing; intended to be held to maturity

￭The notes are the unsecured obligations of Wells Fargo Finance LLC. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency

The notes are being issued by Wells Fargo Finance LLC and are fully and unconditionally guaranteed by Wells Fargo & Company. The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” and “Additional Risk Factors” beginning on pages TS-7 and TS-9 of this term sheet and “Risk Factors” beginning on page PS-5 of product supplement EQUITY ARN-1.

The initial estimated value of the notes as of the pricing date is $9.72 per unit, which is less than the public offering price listed below. The initial estimated value of the notes was determined for us as of the date of this term sheet by Wells Fargo Securities, LLC using its proprietary pricing models. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet for additional information.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

	Per Unit	Total
Public offering price(1)	$ 10.000	$46,651,610.00
Underwriting discount(1)	$ 0.175	$794,296.92
Proceeds, before expenses, to Wells Fargo Finance LLC	$ 9.825	$45,857,313.08

(1)The public offering price and the underwriting discount for an aggregate of 450,000 units purchased by an individual investor or in combined transactions with the investor’s household of 300,000 units or more is $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

September 24, 2026

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

Summary

The Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027 (the “notes”) are our senior unsecured debt securities. All payments on the notes are fully and unconditionally guaranteed by Wells Fargo & Company. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. The notes will rank equally with all of our other unsecured and unsubordinated debt. The guarantee of the notes will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Russell 2000® Index (the “Index”), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our and the Guarantor’s credit risk. See “Terms of the Notes” and “The Index” below.

The public offering price of each note of $10 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (a) the underwriting discount, (b) the projected profit that our hedge counterparty (which may be Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (c) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in “Risk Factors—The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers” below and is used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The initial estimated value of the notes as of the pricing date is set forth on the cover page of this term sheet.

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the initial estimated value of the notes set forth on the cover page of this term sheet, based on its proprietary pricing models. Based on WFS’s proprietary pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

Terms of the Notes		Redemption Amount Determination
Issuer:	Wells Fargo Finance LLC	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Wells Fargo & Company
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Starting Value:	2,835.574
Ending Value:

The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY ARN-1.

Participation Rate:	300%
Capped Value:	$11.892 per unit, which represents a return of 18.92% over the principal amount.
Maturity Valuation Period:	November 16, 2027, November 17, 2027, November 18, 2027, November 19, 2027 and November 22, 2027
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit. See “Structuring the Notes” on page TS-16.
Joint Calculation Agents:	WFS and BofA Securities, Inc. (“BofAS”), acting jointly.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement EQUITY ARN-1 dated June 18, 2026:
https://www.sec.gov/Archives/edgar/data/72971/000183988226030048/wfc_424b2-19275.htm

￭Prospectus supplement dated February 13, 2026:
https://www.sec.gov/Archives/edgar/data/1738143/000183988226009700/seriesb-424b2_021326.htm

￭Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, together with this term sheet, for information about us, the Guarantor and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. When we refer to “we,” “us” or “our” in this document, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

￭You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

￭You accept that the return on the notes will be capped.

￭You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

￭You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and the Guarantor’s actual and perceived creditworthiness, our assumed rate used to determine the economic terms of the notes and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and the Guarantor’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek principal repayment or preservation of capital.

￭You seek an uncapped return on your investment.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the stocks included in the Index.

￭You seek an investment for which there will be a liquid secondary market or you are unwilling to hold the notes to maturity.

￭You are unwilling to accept the credit risk of Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, or unwilling to obtain exposure to the Index through an investment in the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

Hypothetical Payout Profile

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.892 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, the Capped Value of $11.892 per unit and a hypothetical public offering price of $10.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, the actual price you pay for the notes and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
60.00	-40.00%	$6.000	-40.00%
70.00	-30.00%	$7.000	-30.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
95.00	-5.00%	$9.500	-5.00%
97.50	-2.50%	$9.750	-2.50%
100.00(1)	0.00%	$10.000	0.00%
102.50	2.50%	$10.750	7.50%
105.00	5.00%	$11.500	15.00%
106.31	6.31%	$11.892(2)	18.92%
110.00	10.00%	$11.892	18.92%
120.00	20.00%	$11.892	18.92%
130.00	30.00%	$11.892	18.92%
140.00	40.00%	$11.892	18.92%
150.00	50.00%	$11.892	18.92%
160.00	60.00%	$11.892	18.92%

(1)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Market Measure.

(2)The Redemption Amount per unit cannot exceed the Capped Value. Therefore, your return on the notes for Ending Values greater than approximately 106.31% of the Starting Value will be limited to the Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.50, or 102.50% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.50
= $10.75 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.892 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement EQUITY ARN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

￭Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. As a result, even if the value of the Index has increased at certain times during the term of the notes, if the Ending Value is less than the Starting Value, you will receive less than, and possibly lose all or a significant portion of, your principal amount.

￭The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.

￭Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

￭The notes are subject to credit risk. The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness, and you will have no ability to pursue any securities included in the Index for payment. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

￭As a finance subsidiary, we have no independent operations and will have no independent assets. As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

￭Holders of the notes have limited rights of acceleration.

￭Holders of the notes could be at greater risk for being structurally subordinated if either we or the Guarantor convey, transfer or lease all or substantially all of our or its assets to one or more of the Guarantor’s subsidiaries.

￭The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of the Guarantor; events of bankruptcy, insolvency, receivership or liquidation relating to the Guarantor and failure by the Guarantor to perform any of its covenants or warranties (other than a payment default under the guarantee) will not constitute an event of default with respect to the notes.

Valuation and Market-related Risks

￭The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers. The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions. Based on these pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on an internal funding rate that reflects, among other things, our and our affiliates’ view of the funding value of the notes. This rate is used for purposes of determining the estimated value of the notes since we expect secondary market prices, if any, for the notes that are provided by WFS or any of its affiliates to generally reflect such rate. WFS determined the estimated value of the notes based on this internal funding rate, rather than the assumed rate that we use to determine the economic terms of the notes, for the same reason. WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including, but not limited to, Index performance; interest rates; volatility of the Index; the time remaining to maturity; and dividend yields on the securities included in the Index. These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes is not an independent third-party valuation and certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from those of MLPF&S, BofAS and other dealers, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

that would be determined by MLPF&S, BofAS or other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

￭The estimated value of the notes on the pricing date, based on WFS’s proprietary pricing models, is less than the public offering price. The public offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include the underwriting discount, the projected profit that our hedge counterparty (which may be MLPF&S, BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in the preceding risk factor. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

￭The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the assumed rate used to determine the economic terms of the notes, and the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes a hedging related charge), as further described in “Structuring the Notes” on page TS-16. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

￭The initial estimated value does not represent the price at which we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and the Guarantor’s creditworthiness and changes in market conditions. BofAS has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S or BofAS in a secondary market transaction, the dealer may impose its own discount or commission.

￭The notes will not be listed on any securities exchange or quotation system and a trading market is not expected to develop for the notes. None of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in the secondary market (if any). If a secondary market does exist, it may be limited, which may affect the price you receive upon any sale. Consequently, you should be willing to hold the notes until the maturity date.

￭If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The following factors are expected to affect the value of the notes: value of the Index at such time; volatility of the Index; economic and other conditions generally; interest rates; dividend yields; our and the Guarantor’s creditworthiness; and time to maturity.

Conflict-related Risks

￭Trading, hedging and other business activities of the Guarantor and any of our other affiliates, and those of MLPF&S or BofAS or one or more of its affiliates, may affect your return on the notes and their market value and create conflicts of interest with you. The Guarantor and any of our other affiliates’ business, hedging and trading activities, and those of MLPF&S or BofAS or its affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities the Guarantor and any of our other affiliates or MLPF&S or BofAS or its affiliates engage in for their clients’ accounts, may adversely affect the level of the Index and, therefore, adversely affect the market value of and return on the notes and may create conflicts of interest with you. The Guarantor and any of our other affiliates or MLPF&S or BofAS and its affiliates may also publish research reports on the Index or one of the companies included in the Index, which may be inconsistent with an investment in the notes and may adversely affect the level of the Index. For more information about the hedging arrangements related to the notes, see “Structuring the Notes” on page TS-16.

￭There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. As joint calculation agents, WFS and BofAS will determine any values of the Index and make any other determination necessary to calculate any payments on the notes. In making these determinations, WFS and BofAS may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “Description of the ARNs—Market Disruption Events,” “—Adjustments to an Index,” and “—Discontinuance of an Index” in the accompanying product supplement.

Market Measure-related Risks

￭You must rely on your own evaluation of the merits of an investment linked to the Index.

￭The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

￭You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

￭While the Guarantor or our other affiliates and MLPF&S, BofAS or its affiliates may from time to time own securities of companies included in the Index, we, the Guarantor, MLPF&S, BofAS and our and their respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

Tax-related Risks

￭The U.S. federal tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal tax treatment of the notes, and we do not intend to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the Internal Revenue Service (the “IRS”) or a court might not agree with the treatment of the notes as described in this term sheet under “United States Federal Tax Considerations” as well as “Risk Factors—Tax-related Risks—The U.S. federal tax consequences of an investment in the ARNs are unclear” and “United States Federal Tax Considerations” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes might be materially and adversely affected.

Additional Risk Factors

The notes are subject to small-capitalization companies risk.

The Index tracks securities issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the value of the Index may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded and may be less attractive to many investors if they do not pay dividends. In addition, small-capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Small-capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 26, 2027

The Index

We obtained all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, FTSE Russell (the “Index Sponsor”). FTSE Russell is a wholly owned subsidiary of the London Stock Exchange Group plc. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index at any time. The consequences of the Index Sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the ARNs—Discontinuance of an Index” in product supplement EQUITY ARN-1. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Index in connection with the offer and sale of the notes.

In addition, information about the Index may be obtained from other sources including, but not limited to, the Index Sponsor’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Index is accurate or complete.

The Index is calculated and published by FTSE Russell and is reported by Bloomberg L.P. under the ticker symbol “RTY.”

The Index does not reflect the payment of dividends on the stocks underlying it and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until maturity.

General

The Index is a float-adjusted market capitalization-weighted index that measures the price performance of approximately 2,000 U.S. small-cap stocks listed on eligible U.S. exchanges and is designed to track the performance of the small-capitalization segment of the U.S. equity market.

The Index is a subset of the Russell 3000E™ Index, which includes up to 4,000 of the largest U.S. companies as determined by total market capitalization, with approximately 99% representation of the U.S. equity market. The companies included in the Index are the middle 2,000 of the companies that form the Russell 3000E™ Index (i.e., those ranking from 1,001 to 3,000 in the Russell 3000E™ Index). The Index represents approximately 5% of the total market capitalization of the Russell 3000® Index as of the June 2026 reconstitution.

Bloomberg reports the levels of the Index with fewer decimal places of precision than FTSE Russell.

For purposes of this section, the Index is a “Russell Index” and one of the “Russell Indices,” each of which is a subset of the Russell 3000E™ Index.

Selection of Stocks Underlying the Russell Indices

Reconstitution occurs on the fourth Friday in June and the second Friday in December. A full calendar for reconstitution is published each spring, with such reconstitution schedule governed by FTSE Russell guidelines. The rank day occurs on the last business day of April for the June reconstitution and the last business day of October for the December reconstitution.

The Russell Indices are sub-indices of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index and, consequently, a Russell Index, a company must meet the following criteria as of the rank day in April or October.

Initial public offerings (“IPOs”) are generally considered for inclusion on a quarterly basis. Fully guaranteed IPOs with an investable market capitalization, determined based on the shares offered in the IPO and the price at market close on the first trading day, of greater than the market adjusted total market capitalization breakpoint for the Russell Top 500 as of the previous reconstitution may be eligible for fast entry inclusion. Eligible fast entry IPOs will be added after the close of the fifth day of trading following the initial listing, provided that fast entry IPOs with an effective addition date that would fall within lock-down period will be implemented in conjunction with the scheduled rebalance.

●U.S. Equity Market. The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to its country of incorporation.

oIf any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

oIf there is not enough information to determine a company’s primary location of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

oIf conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin

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Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

oIf a company is designated as a Chinese “N Share,” it will not be considered for inclusion within the Russell Indices. An N Share is a company incorporated outside of mainland China that trades on a U.S. exchange. An N Share will have a headquarters or Principal Executive Office or its establishment in mainland China, with the majority of its revenue or assets derived from mainland China.

●U.S. Eligible Exchange. The following exchanges and markets are deemed to be eligible U.S. exchanges: CBOE, NYSE, NYSE American, NYSE Arca, Nasdaq and Texas Stock Exchange (TXSE, subject to the commencement of primary corporate listings). Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.

●Minimum Closing Price. A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce turnover.

●Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 million are not eligible for inclusion.

●Minimum Free Float. Companies with less than 5% of their shares available in the marketplace are not eligible for inclusion. IPOs eligible for fast entry may be added with less than 5% free float if locked-up shares expiring within 12 months from the date of index inclusion are expected to increase the float to meet the 5% requirement.

●Company Structure. Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies, limited partnerships, exchange-traded funds, mutual funds and tokenized shares.

●UBTI. Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.

●Security Types. The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, tokenized shares, installment receipts and trust receipts.

●Minimum Voting Rights. Companies are required to have 5% or greater of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders. Shares referenced as “non-voting” or that provide legally minimum rights only will be viewed as having no voting power as it relates to the minimum voting rights review. The fast entry process allows eligible IPOs to be added with less than 5% voting rights if locked-up shares expiring within 12 months from the date of index inclusion are expected to increase voting rights to meet the 5% requirement.

●Multiple Share Classes. If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class must meet the following minimum size, liquidity and float requirements to be eligible: (i) total market cap must be larger than $30 million; (ii) average daily dollar trading value must exceed that of the global median; and (iii) 5% or greater of the shares must be available in the marketplace.

Securities of eligible companies are included in Russell Indices based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in April or October (except that IPOs are generally considered for inclusion on a quarterly basis). Common stock, non-restricted exchangeable shares and partnership units/membership interests (but not operating partnership units of umbrella partnership real estate investment trusts) are used to calculate a company’s total market capitalization. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. For merger and spin-off transactions that are effective between rank day and the business day immediately before the index lock-down takes effect ahead of the reconstitution, the market capitalizations of the impacted securities are recalculated and membership is re-evaluated as of the effective date of the corporate action.

The 4,000 securities with the greatest total market capitalization become members of the Russell 3000E™ Index. All remaining Russell Indices are a subset of the Russell 3000E™ Index. Market capitalization breakpoints for the Russell Indices are determined by the breaks between the rankings of companies (based on descending total market capitalization). Market capitalization breakpoints for the Index are determined by the break between the companies ranked #1,001 through #3,000. New members are assigned on the basis of the breakpoints. To avoid unnecessary turnover at reconstitution, existing members of the Russell 3000® Index are reviewed to determine whether they fall within a predefined band around the market capitalization breakpoints (+2.5% around the #1,000 breakpoint and +0.5% around the #2,000 breakpoint, with no band at #3,000 or #4,000).

After membership is determined, a security’s shares are adjusted to include only those shares available to the public (“free float”). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the

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investable opportunity set. Stocks in the Russell Indices are weighted by their available (also called float-adjusted) market capitalization. Adjustments to shares are reviewed at reconstitution, during quarterly update cycles and for corporate actions such as mergers.

During the June reconstitution, free float is fully reviewed, determined and applied, while during the December reconstitution, free float is updated only for material changes, consistent with the quarterly review process.

Corporate Actions and Events Affecting the Russell Indices

FTSE Russell applies corporate actions to the Russell Indices on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the applicable Russell Index in response to corporate actions:

●“No Replacement” Rule. Securities that leave the relevant Russell Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the relevant Russell Index over a year will fluctuate according to corporate activity.

●Statement of Principles and Adjustments for Specific Corporate Events. FTSE Russell has stated as general principles that (i) the treatment of corporate events should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the index objective and intended use of the index and (ii) the implementation of index changes should aim to minimize the trading activity required by investors to replicate the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE Russell’s actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

●Changes to Shares Outstanding and Free Float. Each Russell Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of each Russell Index. In March and September, shares outstanding will be updated to reflect cumulative changes greater than 1%, and free float will be updated to reflect cumulative changes greater than three percentage points, except that, for constituents with a free float of 15% or less, free float will be updated to reflect cumulative changes greater than one percentage point. In December, shares outstanding will be updated regardless of size, but free float updates will be implemented subject to the applicable three-percentage-point buffer. In June, shares outstanding and free float will be updated regardless of size. Shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

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The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through the pricing date. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On the pricing date, the closing level of the Index was 2,835.574.

Historical Performance of the Index

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This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

License Agreement

Wells Fargo & Company, our parent company, and FTSE Russell have entered into a non-transferable, non-exclusive license agreement providing for the license to Wells Fargo & Company and certain of its affiliated or subsidiary companies (including us), in exchange for a fee, of the right to use the Index in connection with the issuance of the notes.

The license agreement between Wells Fargo & Company and FTSE Russell provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly or the ability of the Index to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Index is based. FTSE Russell’s only relationship to Wells Fargo & Company and Wells Fargo Finance LLC is the licensing of certain trademarks and trade names of FTSE Russell and of the Index which is determined, composed and calculated by FTSE Russell without regard to Wells Fargo & Company, Wells Fargo Finance LLC or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY WELLS FARGO & COMPANY, WELLS FARGO FINANCE LLC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE

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FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

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Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S, BofAS or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has informed us that at MLPF&S’s and BofAS’s discretion, assuming no changes in market conditions from the pricing date, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Wells Fargo Finance LLC or Wells Fargo & Company or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. The related guarantees are Wells Fargo & Company’s obligations. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our and the Guarantor’s actual or perceived creditworthiness at the time of pricing. Because of the higher issuance, operational and ongoing management costs of market-linked notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences, the assumed rate we use in pricing market-linked notes is generally lower than our internal funding rate. This relatively lower assumed rate, which is reflected in the economic terms of the notes, along with other costs relating to selling, structuring, hedging and issuing the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S, BofAS and one of our respective affiliates, and take into account a number of factors, including our and the Guarantor’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that our affiliates, the agent and its affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-21 of product supplement EQUITY ARN-1.

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United States Federal Income Tax Considerations

You should review carefully the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. Moreover, as discussed in the section entitled “United States Federal Tax Considerations” in the accompanying product supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation or a passive foreign investment company. If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder (as defined in the accompanying product supplement) in the case of a passive foreign investment company, or to a non-U.S. holder (as defined in the accompanying product supplement) in the case of a U.S. real property holding corporation. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, it is reasonable to treat a note as a prepaid derivative contract that is an “open transaction” for U.S. federal income tax purposes, as more fully described in “United States Federal Tax Considerations—Tax Treatment of the ARNs” in the accompanying product supplement.

By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year and short-term capital gain or loss otherwise. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. If you are a non-U.S. holder, please also read the section entitled “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (each, an “underlying security”). An IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2029, that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any underlying security and, therefore, should not be subject to withholding tax under Section 871(m). A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an underlying security. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

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Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Wells Fargo Finance LLC and Wells Fargo & Company, when the notes offered by this pricing supplement have been issued by Wells Fargo Finance LLC pursuant to the indenture, the trustee has made, in accordance with the instructions of Wells Fargo Finance LLC, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”) identifying such notes as supplemental obligations thereunder, and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of Wells Fargo Finance LLC and the related guarantee will constitute a valid and binding obligation of Wells Fargo & Company, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii)(x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Wells Fargo & Company’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Wells Fargo & Company or Wells Fargo Finance LLC, the indenture, the master note and the notes (the indenture, the master note and the notes referred to collectively as the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated January 22, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by Wells Fargo & Company on January 22, 2026.

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